As filed with the Securities and Exchange Commission on February 7, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

_____________________________

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901
Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction valuation*	____________________________	Amount of filing fee
$3,157,809		$365.99

 * The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,526,247 shres of common stock, par value $0.01 per share, at the tender offer price of $1.25 per share.

The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

         ☒  issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

         ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company") pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to purchase up to 2,526,247 shares of its common stock, par value $0.10 per share, at a purchase price of $1.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2017 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act. Since the tender offer disclosed on this statement may involve a going-private transaction, this Schedule is a combined Schedule TO and Schedule 13E-3.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1.             Summary Term Sheet.

The information set forth in the section of the Offer to Purchase attached hereto as Exhibit 99(a)(1)(i), entitled "Summary Term Sheet," is incorporated herein by reference.

Item 2.             Subject Company Information.

            (a)        Name and Address. The name of the issuer is Security Land & Development Corporation.  The address of its principal executive office is 2816 Washington Road, #103, Augusta, GA 30909; and the telephone number of its principal executive office is (706) 736-6334.

            (b)        Securities. The title of the securities that are the subject of this Tender Offer Statement on Schedule TO is common stock. As of the close of business on January 31, 2017, there were 5,243,107 shares of the Company's common stock, par value $0.10 per share ("Common Stock") outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,526,247 shares of Common Stock (the "Shares") at a purchase price of $1.25 per share (the "Purchase Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the Offer).

            (c)        Trading Market and Price. There is no established market for the Common Stock.

Item 3.             Identity and Background of Filing Person.

(a)         Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") and Section 14 ("Certain Information Concerning Security Land"), including Appendix A thereto, is incorporated herein by reference.

Item 4.  Terms of the Transaction.

          (a)      Material Terms. The information set forth in the Offer to Purchase under the "Summary Term Sheet," Section 5 ("Effects of the Offer"), Section 6 ("Number of Shares"), Section 7 ("Procedures for Tendering Shares"), Section 8 ("Withdrawal Rights"), Section 9 ("Purchase of Shares and Payment of Purchase Price"), Section 16 ("United States Federal Income Tax Consequences"), and Section 17 ("Extension of the Offer; Termination; Amendment") is incorporated herein by reference.

            (b)       Purchases. The information set forth in the Offer to Purchase under Section 1 ("Purpose of the Offer; Alternatives"), Section 4 ("Our Plans After the Offer"), Section 5 ("Effects of the Offer"), and Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") is incorporated herein by reference.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

(e)      Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the "Summary Term Sheet," Section 4 ("Our Plans After the Offer"), and Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") is incorporated herein by reference.

Item 6.           Purposes of the Transaction and Plans or Proposals.

(a)       Purposes. The information set forth in the Offer to Purchase under the "Summary Term Sheet" and Section 1 ("Purpose of the Offer; Alternatives ") is incorporated herein by reference.

(b)      Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 5 ("Effects of the Offer") is incorporated herein by reference.

(c)      Plans. The information set forth in the "Summary Term Sheet," Section 1 ("Purpose of the Offer; Alternatives "), Section 4 ("Our Plans After the Offer"), Section 5 ("Effects of the Offer"), Section 10 ("Conditions of the Offer"), Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders "), and Section 13 ("Source and Amount of Funds ") of the Offer to Purchase is incorporated herein by reference.

Item 7.            Source and Amount of Funds or Other Consideration.

            (a)        Source of Funds. The information set forth in the Offer to Purchase under the "Summary Term Sheet" and Section 13 ("Source and Amount of Funds") is incorporated herein by reference.

            (b)        Conditions. The information set forth in the Offer to Purchase under Item 10 ("Conditions of the Offer") and Section 13 ("Source and Amount of Funds ") is incorporated herein by reference.

(d)       Borrowed Funds. The information set forth in the Offer to Purchase under Section 13 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.            Interest in Securities of the Subject Company.

            (a)        Securities Ownership. The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") is incorporated herein by reference.

(b)        Securities Transactions. The information set forth in the Offer to Purchase under Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") is incorporated herein by reference.

Item 9.             Persons/Assets, Retained, Employed, Compensated or Used.

(a)        Solicitations or Recommendations. The information set forth in the Offer to Purchase under Section 18 ("Fees and Expenses") is incorporated herein by reference.

Item 10.           Financial Statements.

(a)        Financial Information. The information set forth in the Offer to Purchase under Section 14 ("Certain Information Concerning Security Land") is incorporated herein by reference.

(b)        Pro Forma Financial Information. The information set forth in the Offer to Purchase under Section 14 ("Certain Information Concerning Security Land") is incorporated herein by reference.

Item 11.           Additional Information.

(a)        Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section 4 ("Our Plans After the Offer") and Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") is incorporated herein by reference.

(c)        Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(i) and Exhibit 99(a)(1)(ii), respectively, is incorporated herein by reference.

Item 12.           Exhibits.

(a)(1)	Form of Offer to Purchase, dated February 7, 2017.

(a)(2)	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated February 7, 2017.

(a)(3)	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(4)	Form of Notice of Guaranteed Delivery.

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2017

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(b)	Business Loan Agreement dated November 29, 2016 between the Company and State Bank and Trust.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Schedule 13E-3. Item 2. Subject Company Information.

(d)   Dividends

The information set forth in Section 11 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

(e)   Prior Public Offerings

The Company has not made an underwritten public offering of common stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

 (f)   Prior Stock Purchases

The Company has not purchased any shares of its common stock in the last two fiscal years.

Schedule 13E-3. Item 3. Identity and Background of Filing Persons

(b)   Business and Background of Entities

Not applicable.

(c)   Business and Background of Natural Persons

The information set forth in the Offer to Purchase in Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders "), including Appendix A thereto, is incorporated herein by reference.

Schedule 13E-3. Item 4. Terms of the Transaction.

(c)   Different Terms

There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

(d)   Appraisal Rights

Shareholders are not entitled to any appraisal or dissenter’s rights under Georgia law as a result of the offer.

(e)   Provisions for Unaffiliated Security Holders

The Company has not made any provision to grant unaffiliated stockholders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f)   Eligibility for Listing or Trading

Not applicable.

Schedule 13E-3. Item 5. Contacts, Transactions, Negotiations and Agreements.

(a)   Transactions

The information set forth in Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") in the Offer to Purchase is incorporated herein by reference.

(b)   Significant Corporate Events

The information set forth in Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") in the Offer to Purchase is incorporated herein by reference.

(c)   Negotiations or Contacts

The information set forth in Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 7. Purposes, Alternatives, Reasons and Effects.

(a)   Purposes

The information set forth in Section 1 (“Purpose of the Offer; Alternatives”) in the Offer to Purchase is incorporated herein by reference.

 (b)   Alternatives

The information set forth in Section 1 (“Purpose of the Offer; Alternatives”) in the Offer to Purchase is incorporated herein by reference.

(c)   Reasons

The information set forth in Section 1 (“Purpose of the Offer; Alternatives”) in the Offer to Purchase is incorporated herein by reference.

(d)   Effects

The information set forth in Section 4 (‘Effects of the Offer Generally”) and Section 16 ("United States Federal Income Tax Consequences") in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 8. Fairness of the Transaction.

(a)   Fairness

The information set forth in Section 3 (“Fairness of the Offer”) in the Offer to Purchase is incorporated herein by reference.

(b)   Factors Considered in Determining Fairness

The information set forth in Section 3 (“Fairness of the Offer”) in the Offer to Purchase is incorporated herein by reference.

(c)   Approval of Security Holders

The information set forth in Section 3 (“Fairness of the Offer”) in the Offer to Purchase is incorporated herein by reference.

(d)   Unaffiliated Representative

The information set forth in Section 3 (“Fairness of the Offer”) in the Offer to Purchase is incorporated herein by reference.

(e)   Approval of Directors

The information set forth in Section 3 (“Fairness of the Offer”) in the Offer to Purchase is incorporated herein by reference.

(f)   Other Offers

Not applicable.

Schedule 13E-3. Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)   Report, Opinion or Appraisal

The Company has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the offer, including, but not limited to: Any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.

(b)   Preparer and Summary of the Report, Opinion or Appraisal

Not applicable.

(c)   Availability of Documents

     Not applicable.

Schedule 13E-3. Item 10. Source and Amount of Funds or Other Consideration.

(c)   Expenses

The information set forth in Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 12. The Solicitation or Recommendation.

(d)   Intent to Tender or Vote in a Going-Private Transaction

The Company has not granted any stockholder (including any executive officer or director) any voting or similar rights in connection with the Offer. There is no restriction on the Company’s directors or executive officers participating in the Offer. The members of the Flanagin family (as identified in Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") in the Offer to Purchase), John C. Bell, Jr. (a member of the Board of Directors) and Gregory B. Scurlock (a member of the Board of Directors) have declared their intention not to accept the Offer. Our director, M. David Alalof has informed the Company that he intends to tender his beneficially owned shares. See Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") in the Offer to Purchase for a more detailed discussion of the interests of insiders in the transaction.

(e)   Recommendations of Others

To the extent known by the Company after reasonable inquiry, no executive officer or director of the Company has made a recommendation either in support of or opposed to the Offer.

Schedule 13E-3. Item 13. Financial Statements.

(a)    Financial Information. The information set forth in the Offer to Purchase under Section 14 ("Certain Information Concerning Security Land") is incorporated herein by reference.

(b)    Pro Forma Financial Information. The information set forth in the Offer to Purchase under Section 14 ("Certain Information Concerning Security Land") is incorporated herein by reference.

Schedule 13E-3. Item 14. Persons/ Assets Retained, Employed, Compensated or Used.

(b)   Employees and Corporate Assets

Employees and officers of the Company will act as transfer agent and registrar with respect to transfers of stock in the transaction, will process payments to shareholders who tender shares, and may perform other administrative tasks in connection with this Offer; and they will not be separately compensated for such services. The information set forth in Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3. Item 15. Additional Information.

(b)   Golden Parachute Compensation

The Offer will not trigger any compensatory “golden parachute” payment to any named executive officer of the Company.

Schedule 13E-3. Item 16. Exhibits.

(c)   Not applicable.

(f)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

Security Land & Development Corporation

By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer